UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Landauer, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

51476K 10 3
(CUSIP Number)

KANCHANA WANGKEO LEUNG, ESQ.
GILEAD CAPITAL LP
157 Columbus Avenue, Suite 403
New York, New York 10023

MITCHELL RAAB, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Gilead Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,415
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Gilead Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,415
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Jeffrey A. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,415
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON William R. Jellison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Glenn P. Tobin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 51476K 10 3

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Gilead Capital LP (“Gilead Capital”), a Delaware limited partnership, which serves as the investment manager to separately managed accounts (the “Gilead Capital Accounts”) and owns Shares directly;

(ii)	Gilead Capital GP LLC (“Gilead Capital GP”), a Delaware limited liability company, as the general partner of Gilead Capital;

(iii)	Jeffrey A. Strong, as managing member of Gilead Capital GP, Chief Investment Officer and Managing Partner of Gilead Capital and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)	William R. Jellison, as a nominee for the Board; and

(v)	Glenn P. Tobin, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Gilead Capital, Gilead Capital GP and Mr. Strong is 157 Columbus Avenue, Suite 403, New York, New York 10023. The principal business address of Mr. Jellison is 9946 W. Gull Lake Dr., Richland, MI 49083. The principal business address of Dr. Tobin is c/o The Advisory Board Company, 2455 M St. NW, Washington, DC 20037.

(c)           The principal business of Gilead Capital is investing in securities and providing discretionary investment advice and management services to the Gilead Capital Accounts, and other institutional clients. The principal business of Gilead Capital GP is acting as the general partner of Gilead Capital. The principal occupation of Mr. Strong is serving as the managing member of Gilead Capital GP and Chief Investment Officer and Managing Partner of Gilead Capital.  The principal occupation of Mr. Jellison is serving as a private investor and he previously served as the Chief Financial Officer of Stryker Corporation, one of the world’s leading medical technology companies, from April 2013 to March 2016. The principal occupation of Dr. Tobin is serving as the Executive Vice President of The Advisory Board Company, a best practices firm that uses a combination of research, technology and consulting to improve the performance of health care organizations and educational institutions.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 51476K 10 3

(f)           Each of Gilead Capital and Gilead Capital GP is organized under the laws of the State of Delaware. Each of Messrs. Jellison, Strong and Tobin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares deemed to be beneficially owned by Gilead Capital were purchased with working capital in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 481,415 Shares deemed to be beneficially owned by Gilead Capital is approximately $17,580,878, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 19, 2016, Gilead Capital delivered a letter to the Issuer nominating William R. Jellison, Glenn P. Tobin and Jeffrey A. Strong (the “Nominees”) for election to the Board at the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”).  Gilead Capital delivered the nomination letter because it believes the Board requires significant and immediate improvement to preserve and maximize stockholder value.  Representatives of Gilead Capital have engaged, and intend to continue to engage, in discussions with the Board regarding matters relating to the composition of the Board.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 9,621,927 Shares outstanding, which is the total number of Shares outstanding as of December 9, 2016 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 14, 2016.

A.	Gilead Capital

(a)
As of the close of business on December 16, 2016, Gilead Capital directly beneficially owned 200 Shares.  As the investment manager of the Gilead Capital Accounts, Gilead Capital may be deemed the beneficial owner of the 481,215 Shares held in the Gilead Capital Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 481,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 481,415

CUSIP NO. 51476K 10 3

Gilead Capital has the power to vote and dispose of the Shares held in the Gilead Capital Accounts.  Gilead Capital shares the power to vote and dispose of the Shares it beneficially owns, including the Shares held in the Gilead Capital Accounts, with Gilead Capital GP and Mr. Strong.

(c)
The transactions in the Shares by Gilead Capital directly, and through the Gilead Capital Accounts since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

B.	Gilead Capital GP

(a)	Gilead Capital GP, as the general partner of Gilead Capital may be deemed the beneficial owner of the 481,415 Shares beneficially owned by Gilead Capital.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 481,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 481,415

(c)
Gilead Capital GP has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by Gilead Capital directly, and through the Gilead Capital Accounts since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

C.	Jeffrey A. Strong

(a)
Mr. Strong, as the managing member of Gilead Capital GP and the Chief Investment Officer and managing partner of Gilead Capital, may be deemed the beneficial owner of the 481,415 Shares beneficially owned by Gilead Capital.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 481,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 481,415

(c)
Mr. Strong has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares by Gilead Capital directly, and through the Gilead Capital Accounts since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

D.	William R. Jellison

(a)	As of the close of business on December 16, 2016, Mr. Jellison did not own any Shares.

Percentage: 0%

CUSIP NO. 51476K 10 3

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Jellison has not entered into any transactions in the Shares since the filing of Amendment No. 1.

E.	Glenn P. Tobin

(a)	As of the close of business on December 16, 2016, Dr. Tobin did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Dr. Tobin has not entered into any transactions in the Shares since the filing of Amendment No. 1.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)
No person, other than the Reporting Persons and the Gilead Capital Accounts, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 19, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2017 Annual Meeting (the “Solicitation”), and (c) Gilead Capital, Gilead Capital GP and Mr. Strong agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 51476K 10 3

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and among Gilead Capital LP, Gilead Capital GP LLC, Jeffrey A. Strong, William R. Jellison and Glenn P. Tobin, dated December 19, 2016.

99.2	Powers of Attorney.

CUSIP NO. 51476K 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2016

Gilead Capital LP

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Partner

Gilead Capital GP LLC

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

/s/ Jeffrey A. Strong
Jeffrey A. Strong Individually and as attorney-in-fact for William R. Jellison and Glenn P. Tobin

CUSIP NO. 51476K 10 3

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

GILEAD CAPITAL LP (INCLUDING TRANSACTIONS THROUGH THE GILEAD CAPITAL ACCOUNTS)

Purchase of Common Stock	100*	50.8100	12/09/2016
Purchase of Common Stock	100*	52.7600	12/13/2016
Purchase of Common Stock	1,000	47.4650	12/16/2016

* Represents shares purchased directly by Gilead Capital LP.